EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Three months ended December 31,		Year ended September 30,
	2011	2010	2011	2010	2009	2008	2007
Earnings:
Pre-tax income excluding noncontrolling interests	$110,851	$130,514	$461,247	$361,908	$248,774	$386,854	$392,224
Fixed charges	20,689	21,192	84,557	81,250	75,369	409,300	514,543
Less: preferred stock dividends	-	-	-	-	-	-	-

Earnings	$131,540	$151,706	$545,804	$443,158	$324,143	$796,154	$906,767

Fixed charges:
Interest expense	$15,866	$16,432	$65,351	$62,564	$56,921	$392,229	$499,664
Estimated interest portion within rental expense	4,649	4,688	18,727	18,399	18,416	17,071	14,879
Amortization of debt issuance cost	174	72	479	287	32	-	-
Preferred stock dividends	-	-	-	-	-	-	-

Total fixed charges	$20,689	$21,192	$84,557	$81,250	$75,369	$409,300	$514,543

Ratio of earnings to fixed charges and preferred stock dividends	6.36	7.16	6.45	5.45	4.30	1.95	1.76

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and preferred stock dividends.

81